Exhibit 99.1

Ucommune International Ltd. Announces Unaudited Second Quarter

2021 Financial Results

Beijing, August 06, 2021 - Ucommune International Ltd. (NASDAQ: UK) (“Ucommune” or the “Company”), a leading agile office space manager and provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

●	Net revenues were RMB260.7 million, representing an increase of 34.3% from the second quarter of 2020 and exceeding the high-end of the Company’s previously announced revenue guidance range.

●	Net loss was RMB156.9 million, compared with RMB106.6 million in the second quarter of 2020.

●	Adjusted net loss[1], which excluded share-based compensation expense, impairment loss on long-lived assets, change in fair value of warrant liability, and gain/(loss) on disposal of subsidiaries, was RMB21.9 million, narrowing by 72.3% year over year from RMB78.9 million in the second quarter of 2020.

●	EBITDA loss[2] was RMB136.2 million, compared with RMB91.6 million in the second quarter of 2020.

●	Adjusted EBITDA loss[3] was RMB21.9 million, compared with RMB38.5 million in the second quarter of 2020.

Second Quarter 2021 Operating Highlights

●	As of June 30, 2021, Ucommune had committed to 282 office spaces in 87 cities, including 102 office spaces in tier-1 cities, 62 office spaces in new tier-1 cities and 112 office spaces in cities tier-2 and below, and was providing approximately 701,400 square meters of managed area to 1,162,900 members. Among those, 228 office spaces, or 80.8% of total committed spaces, were in operation.

●	As of June 30, 2021, Ucommune’s total number of spaces contracted under the Company’s asset-light model increased by 141% to 154 spaces located across 52 cities from 64 spaces located across 32 cities as of June 30, 2020. The Company’s total managed area under contract[4] for the asset-light model increased by 98% to 438,800 square meters from 221,440 square meters as of June 30, 2020.

Dr. Daqing Mao, Founder and Chairman of Ucommune, commented, “China’s urbanization process has transitioned from an era of early development to one of refined operation. As a result, construction and urban planning are more focused on quality improvement as opposed to outward expansion. This trend aligns perfectly with our mission to develop our intelligent agile office service ecosystem. We continue to focus on expanding our asset-light business, guided by our vision to satisfy market demand for limited urban development space, develop smart cities, and reduce carbon emissions. Following our strong performance during the second quarter, we believe that we are fully capable of building on our growth momentum in the second half of the year.”

Ms. Xin Guan, Chief Executive Officer of Ucommune, commented, “In the second quarter, our net revenues increased by 34.3% year over year as advertising demand recovered to pre-pandemic levels and we continued to expand our SaaS services as well as our interior design and construction services. We increased our geographic coverage and added 32 office spaces in total. This pace of development showcases the advantage of our asset-light model to quickly increase our presence nationwide. Our asset-light model was also successful at improving occupancy rates of agile workspaces for our landlord partners. We are confident that our strategy to transform our business to the asset-light model will enhance our industry leadership and bring lasting value to our partners, members, shareholders, and society as a whole.”

Mr. Siyuan Wang, Chief Financial Officer of Ucommune, added, “Our revenues once again exceeded the high-end of our previously announced guidance range and we further reduced our adjusted net loss to RMB21.9 million. We achieved improved margins as a result of the growth in our higher-margin asset-light business as a percentage of revenue, as well as the development of our SaaS services. As we continue to grow our asset-light business and generate business synergies through our SaaS services as well as our interior design and construction services, our profitability is likely to improve going forward.”

[1]	For a reconciliation of net loss to adjusted net loss, see the “Non-GAAP Financial Measures” section and the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[2]	For a reconciliation of net loss to EBITDA, see the “Non-GAAP Financial Measures” section and the table titled “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.
[3]	For a reconciliation of net loss to adjusted EBITDA, see the “Non-GAAP Financial Measures” section and the table titled

[4]	Spaces and managed area under contract include those in operation, under construction, and in preparation for construction.

Second Quarter 2021 Financial Results

Total net revenues increased by 34.3% to RMB260.7 million in the second quarter of 2021 from RMB194.0 million in the second quarter of 2020. Revenues from the asset-light model increased by 292.1% to RMB15.2 million in the second quarter of 2021 from RMB3.9 million in the second quarter of 2020.

●	Workspace membership services revenues decreased by 12.8% to RMB95.4 million in the second quarter of 2021 from RMB109.4 million in the second quarter of 2020, mainly due to the closure of unprofitable spaces in operation and contraction of the Company’s self-operated coworking space services resulting from the Company’s transformation to an asset-light model.

●	Marketing and branding services revenues increased by 80.8% to RMB126.0 million in the second quarter of 2021 from RMB69.7 million in the second quarter of 2020, mainly due to increased demand for advertising and marketing services as customer demand fully recovered to pre-epidemic levels.

●	Other services revenues increased by 162.3% to RMB39.2 million in the second quarter of 2021 from RMB14.9 million in the second quarter of 2020, primarily due to increased net revenues from the Company’s interior design and construction services and its SaaS services.

Total costs of revenues increased by 20.2% to RMB263.7 million in the second quarter of 2021 from RMB219.4 million in the second quarter of 2020. Costs of revenues from the Company’s asset-light model increased by 321.1% to RMB10.6 million in the second quarter of 2021 from RMB2.5 million in the second quarter of 2020, which was primarily in line with the increase in revenues from the Company’s asset-light model.

●	Costs of workspace membership decreased by 13.8% to RMB113.6million in the second quarter of 2021 from RMB131.8 million in the second quarter of 2020, mainly due to decreased operational costs related to leases and staff, partly offset by an increase in share-based compensation expense, amounting to RMB10.4 million.

●	Costs of marketing and branding services increased by 77.0% to RMB121.4 million in the second quarter of 2021 from RMB68.6 million in the second quarter of 2020, mainly due to increased advertising spending, which was in line with the increase in advertising revenue.

●	Costs of other services increased by 51.0% to RMB28.7 million in the second quarter of 2021 from RMB19.0 million in the second quarter of 2020, which was in line with the increase in other services revenues.

General and administrative expenses increased by 555.8% to RMB136.8 million in the second quarter of 2021 from RMB20.9 million in the second quarter of 2020, mainly due to an increase in share-based compensation expense of RMB95.8 million and professional service fees.

Sales and marketing expenses increased by 196.4% to RMB15.2 million in the second quarter of 2021 from RMB5.1 million in the second quarter of 2020, mainly due to the increase in share-based compensation expense.

EBITDA loss was RMB136.2 million in the second quarter of 2021, compared with RMB91.6 million in the second quarter of 2020. Adjusted EBITDA loss narrowed by 43.0% to RMB21.9 million in the second quarter of 2021 from RMB38.5 million in the second quarter of 2020.

Impairment loss on long-lived assets was RMB0.4 million in the second quarter of 2021, compared with RMB31.2 million in the second quarter of 2020, primarily due to the impairment of the property of one subsidiary accrued in the second quarter of 2020.

Other income, net was RMB20.8 million in the second quarter of 2021, compared to other expense, net of RMB25.5 million in the second quarter of 2020. The change was mainly due to debt forgiveness from creditors of the Company and early termination of lease contracts which resulted in a corresponding reversal of expenses during the second quarter of 2021, while a disposal loss of long-term assets of unprofitable spaces was recorded during the second quarter of 2020.

Net loss was RMB156.9 million in the second quarter of 2021, compared with RMB106.6 million in the second quarter of 2020.

Adjusted net loss was RMB21.9 million in the second quarter of 2021, compared with RMB78.9 million in the second quarter of 2020.

2

Basic and diluted net loss per share were both RMB1.95 in the second quarter of 2021, compared with RMB1.66 in the second quarter of 2020.

Basic and diluted adjusted net loss per share5 were both RMB0.35 in the second quarter of 2021, compared with RMB1.22 in the second quarter of 2020.

Cash, cash equivalents and restricted cash were RMB374.0 million as of June 30, 2021, compared with RMB400.8 million as of December 31, 2020.

Business Outlook

For the third quarter of 2021, the Company expects net revenues to be in the range of RMB250 million to RMB280 million, representing a year-over-year increase of 25% to 40%. The forecasts reflect the Company’s current and preliminary views on the market and its operating conditions, which are subject to change.

Recent Developments

On June 21, 2021, Ucommune announced executive and board member changes as follows.

●	Mr. Cheong Kwok Mun has resigned from his positions of Chairman of the Board and Chief Financial Officer for personal reasons. Mr. Cheong will remain on the Board as a director.

●	Dr. Daqing Mao, founder and prior board director of the Company, has been appointed to the position of Chairman of the Board.

●	Mr. Siyuan Wang, previously financial controller of the Company, has been promoted to the position of Chief Financial Officer.

●	Ms. Xin Guan has replaced Mr. Zhuangkun He as Chief Executive Officer while retaining her original position of Chief Operating Officer. Mr. He, a co-founder of Ucommune, will continue to work as an advisor for the Company with a focus on strategic planning.

●	Mr. Zirui Wang, previously the risk officer of risk control department for the Company, has been appointed to the position of Chief Risk Officer.

●	Mr. Guohang Wang has resigned from the position of Chief Strategy Officer. Ms. Xin Guan, Chief Operating Officer and newly appointed Chief Executive Officer, will assume the responsibility for the work previously assigned to Mr. Wang in this role.

About Ucommune International Ltd.

Ucommune is China’s leading agile office space manager and provider. Founded in 2015, Ucommune has created a large-scale intelligent agile office ecosystem covering economically vibrant regions throughout China to empower its members with flexible and cost-efficient office space solutions. Ucommune’s various offline agile office space services include self-operated models, such as U Space, U Studio, and U Design, as well as asset-light models, such as U Brand and U Partner. By utilizing its expertise in the real estate and retail industries, Ucommune operates its agile office spaces with high efficiency and engages in the urban transformation of older and under-utilized buildings to redefine commercial real estate in China.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the exchange rate on June 30, 2021, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

[5]	For a reconciliation of net loss to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned ” Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” below.

3

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the Company’s combined and consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Ucommune uses the following non-GAAP financial measures for Ucommune’s combined and consolidated results: EBITDA, adjusted EBITDA and adjusted net loss. The Company believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate the Company’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, please see the table captioned “Ucommune International Ltd. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (i) interest expense, net, other (expense)/income, net, provision for income taxes and gain/(loss) on disposal of subsidiaries and (ii) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-term investments, depreciation of property and equipment, amortization of intangible assets and change in fair value of warrant liability, which we do not believe are reflective of the Company’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets, impairment loss on long-lived assets, change in fair value of warrant liability and gain/(loss) on disposal of subsidiaries.

For investor and media inquiries, please contact:

Ucommune International Ltd.

ir@ucommune.com

ICR, LLC.

Robin Yang

ucommune@icrinc.com

+1 (212) 537-3847

4

FINANCIAL STATEMENTS

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	USD

ASSETS
Current assets:
Cash and cash equivalents	348,064	306,136	47,414
Restricted cash	52,199	67,861	10,510
Term deposits	47,710	4,760	737
Short-term investments	5,900	10,230	1,584
Accounts receivable, net	125,359	135,483	20,984
Prepaid expenses and other current assets	163,401	178,467	27,641
Amounts due from related parties, current	24,504	22,440	3,476
Total current assets	767,137	725,377	112,346

Non-current assets:
Restricted cash	527	-	-
Long-term investments	9,051	22,407	3,470
Property and equipment, net	350,980	316,875	49,078
Right-of-use assets, net	879,348	719,568	111,447
Intangible assets, net	28,420	23,961	3,711
Goodwill	1,533,485	1,533,485	237,507
Rental deposit	61,170	54,454	8,431
Long-term prepaid expenses	113,271	113,176	17,529
Amounts due from related parties, non-current	297	498	77
Other assets, non-current	194,444	194,444	30,116
Total non-current assets	3,170,993	2,978,868	461,366
TOTAL ASSETS	3,938,130	3,704,245	573,712

5

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands of RMB and USD, except for number of shares)

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	USD

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	49,457	74,908	11,602
Long-term borrowings, current portion	3,618	4,251	658
Note payable	12,105	14,000	2,168
Accounts payable	272,299	228,148	35,336
Accrued expenses and other current liabilities	263,997	215,656	33,401
Amounts due to related parties, current	92,737	50,901	7,884
Advance workspace membership fee	53,667	56,102	8,689
Contract liabilities	14,833	25,622	3,968
Income taxes payable	1,366	706	109
Deferred subsidy income	9,562	8,570	1,327
Lease liabilities, current	365,049	329,096	50,970
Total current liabilities	1,138,690	1,007,960	156,112

Non-current liabilities:
Long-term borrowings	15,242	12,800	1,982
Refundable deposits from members, non-current	16,477	21,095	3,267
Deferred tax liabilities	1,543	1,101	171
Lease liabilities, non-current	580,562	448,329	69,437
Warrant liability	-	38,356	5,940
Total non-current liabilities	613,824	521,681	80,797
TOTAL LIABILITIES	1,752,514	1,529,641	236,909

SHAREHOLDERS’ EQUITY
Class A ordinary shares (400,000,000 and 400,000,000 authorized, 70,999,436 and 75,937,707 issued and outstanding as of December 31, 2020 and June 30, 2021, with par value of US$0.0001 and US$0.0001, respectively)	49	53	8
Class B ordinary shares (100,000,000 and 100,000,000 authorized, 9,452,407 and 9,452,407 issued and outstanding as of December 31, 2020 and June 30, 2021, with par value of US$0.0001 and US$0.0001, respectively)	6	6	1
Additional paid-in capital	4,230,656	4,514,147	699,152
Statutory reserves	5,065	5,065	784
Accumulated deficit	(2,240,205)	(2,538,327)	(393,137)
Accumulated other comprehensive income	4,742	2,709	420
Total Ucommune International Ltd.	2,000,313	1,983,653	307,228
shareholders’ equity
Noncontrolling interests	185,303	190,951	29,575
TOTAL EQUITY	2,185,616	2,174,604	336,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,938,130	3,704,245	573,712

6

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Revenue:
Workspace membership revenue	109,370	95,412	14,777	239,004	185,079	28,665
Marketing and branding service revenue	69,714	126,049	19,523	126,480	238,692	36,969
Other service revenue	14,941	39,192	6,070	33,083	77,264	11,967
Total revenue	194,025	260,653	40,370	398,567	501,035	77,601

Cost of revenue:
Workspace membership	(131,835)	(113,616)	(17,597)	(300,909)	(244,817)	(37,917)
Marketing and branding service	(68,587)	(121,403)	(18,803)	(117,612)	(228,266)	(35,354)
Other services	(19,017)	(28,722)	(4,448)	(28,496)	(57,027)	(8,832)
Total cost of revenue	(219,439)	(263,741)	(40,848)	(447,017)	(530,110)	(82,103)
Operating expenses:
Impairment loss on long-lived assets	(31,178)	(447)	(69)	(33,462)	(9,742)	(1,509)
Sales and marketing expenses	(5,117)	(15,166)	(2,349)	(16,873)	(28,141)	(4,358)
General and administrative expenses	(20,863)	(136,811)	(21,189)	(40,618)	(227,892)	(35,296)
Change in fair value of warrant liability	-	(22,358)	(3,463)	-	(20,181)	(3,126)
Loss from operations	(82,572)	(177,870)	(27,548)	(139,403)	(315,031)	(48,791)

Interest expense, net	(5,278)	(61)	(9)	(7,085)	(664)	(103)
Subsidy income	3,735	919	142	6,578	2,623	406
Impairment loss on long-term investments	-	-	-	-	(461)	(71)
Gain/(loss) on disposal of subsidiaries	3,551	-	-	3,018	(950)	(147)
Other (expense)/income, net	(25,509)	20,756	3,215	(51,647)	31,855	4,934
Loss before income taxes and loss from equity method investments	(106,073)	(156,256)	(24,200)	(188,539)	(282,628)	(43,772)
Provision for income taxes	(683)	(613)	(95)	(1,085)	(1,082)	(168)
Gain/(loss) from equity method investments	180	(32)	(5)	144	(27)	(4)
Net loss	(106,576)	(156,901)	(24,300)	(189,480)	(283,737)	(43,944)
Less: Net(loss)/income attributable to noncontrolling interests	(2,388)	7,790	1,207	(3,225)	14,385	2,228
Net loss attributable to Ucommune International Ltd.	(104,188)	(164,691)	(25,507)	(186,255)	(298,122)	(46,172)
Net loss per share attributable to ordinary shareholders of Ucommune International Ltd.
- Basic	(1.66)	(1.95)	(0.30)	(2.97)	(3.53)	(0.55)
- Diluted	(1.66)	(1.95)	(0.30)	(2.97)	(3.53)	(0.55)
Weighted average shares used in calculating net loss per share
- Basic	62,811,339	84,517,049		62,811,339	84,517,049
- Diluted	62,811,339	84,517,049		62,811,339	84,517,049

7

UCOMMUNE INTERNATIONAL LTD.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(106,576)	(156,901)	(24,300)	(189,480)	(283,737)	(43,944)
Other comprehensive loss, net of tax	-	-	-	-	-	-
Foreign currency translation adjustments	(4,404)	(5,298)	(821)	1,052	(2,033)	(315)
Total Comprehensive loss	(110,980)	(162,199)	(25,121)	(188,428)	(285,770)	(44,259)
Less: Comprehensive loss attributable to noncontrolling interest	(2,119)	8,191	1,269	(3,214)	14,385	2,228
Comprehensive loss attributable to Ucommune International Ltd.’s shareholders	(108,861)	(170,390)	(26,390)	(185,214)	(300,155)	(46,487)

8

UCOMMUNE INTERNATIONAL LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and USD, except for number of shares and per share data)

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(106,576)	(156,901)	(24,300)	(189,480)	(283,737)	(43,944)
Interest expense, net	5,278	61	9	7,085	664	103
Provision for income taxes	683	613	95	1,085	1,082	168
Depreciation of property and equipment	6,485	17,719	2,744	24,764	39,125	6,060
Amortization of intangible assets	2,518	2,291	355	4,932	4,657	721
EBITDA (non-GAAP)	(91,612)	(136,217)	(21,097)	(151,614)	(238,209)	(36,892)
Share-based compensation expense	-	112,225	17,381	-	183,817	28,470
Impairment loss on long-lived assets	31,178	447	69	33,462	9,742	1,509
Change in fair value of warrant liability	-	22,358	3,463	-	20,181	3,126
Impairment loss on long-term investments	-	-	-	-	461	71
Gain/(loss) on disposal of subsidiaries	(3,551)	-	-	(3,018)	950	147
Other expense/(income), net	25,509	(20,756)	(3,215)	51,647	(31,855)	(4,934)

Adjusted EBITDA (non-GAAP)	(38,476)	(21,943)	(3,399)	(69,523)	(54,913)	(8,503)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	USD

Net loss	(106,576)	(156,901)	(24,300)	(189,480)	(283,737)	(43,944)
Share-based compensation expense	-	112,225	17,381	-	183,817	28,470
Impairment loss on long-lived assets	31,178	447	69	33,462	9,742	1,509
Change in fair value of warrant liability	-	22,358	3,463	-	20,181	3,126
Impairment loss on long-term investments	-	-	-	-	461	71
Gain/(loss) on disposal of subsidiaries	(3,551)	-	-	(3,018)	950	147

Adjusted net loss (non-GAAP)	(78,949)	(21,871)	(3,387)	(159,036)	(68,586)	(10,621)

9